*KW 3/24/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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14049410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 13 2014
Washington DC
404

SEC FILE NUMBER
8 - 43665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SPENCER TRASK VENTURES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 AVENUE OF THE AMERICAS, 9TH FL
(No. And Street)

NEW YORK, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN HEIDENREICH (212) 326-9200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/26

OATH OR AFFIRMATION

I, JOHN HEIDENREICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER TRASK VENTURES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LYDIA M. SOLER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SO6195944
Qualified in Orange County
My Commission Expires November 03, ~~2012~~ 2016

Lydia Soler
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Spencer Trask Ventures, Inc.:

We have audited the accompanying statement of financial condition of Spencer Trask Ventures, Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spencer Trask Ventures, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
March 10, 2014

SPENCER TRASK VENTURES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	645,109
Receivable from broker		270,527
Secured demand note		250,000
Advances to employees (net of allowance of $223,370)		983,605
Promissory notes receivable		854,798
Other assets		302,748
TOTAL ASSETS	$	3,606,787

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Payable to affiliates	$	23,986
Accounts payable		111,718
Accrued expense and other liabilities		30,074
TOTAL LIABILITIES		165,778
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		250,000
STOCKHOLDER'S EQUITY:		
Common stock		5,000
Additional paid-in capital		62,779,076
Accumulated deficit		(59,893,067)
TOTAL STOCKHOLDER'S EQUITY		2,891,009
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,606,787

The accompanying notes are an integral part of this financial statement.

SPENCER TRASK VENTURES, INC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business:

Spencer Trask Ventures, Inc. (the "Company") is a wholly owned subsidiary of Spencer Trask & Co. (the "Parent") and was incorporated in the State of Delaware on March 11, 1991. In September 2000, the Company changed its name from Spencer Trask Securities Incorporated. One individual owns the Parent. The Company is a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on September 26, 1991. The Company does not carry customer accounts and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K(2)(ii) of such rule. The Company provides brokerage and investment banking services to domestic and foreign customers. In addition, the Company acts as an agent/manager in private placement offerings whereby the securities are placed on a "best-efforts" basis in connection with the financing of such transactions.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less excluding funds held in trading accounts, to be cash equivalents. Cash equivalents consist primarily of bank deposits and money market accounts.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue:

Fees from private placement offerings, including commissions, investment banking fees, and expense allowances arising from security offerings in which the Company acts as a placement agent are recorded when the transaction settles. In connection with its agency business, the Company recognizes commission income and expense on a trade-date basis as securities transactions occur.

Income Taxes:

The Parent elected, under the Internal Revenue Code, to be taxed as an S Corporation, effective January 1, 2001. In addition, the Parent has elected to treat the Company (an eligible subsidiary) as a qualified subchapter S subsidiary ("Qsub"). For income tax purposes, the Qsub election resulted in a deemed liquidation of the Company into the Parent. As a result of the deemed liquidation, the Company is not treated as a separate corporation for income tax purposes and all of the Company's assets, liabilities, and items of income, deduction and credit are treated as those of the Parent. The Parent's stockholder is taxed on his proportionate share of the Company's taxable income. Certain specific deductions and credits flow through the Company to its stockholder.

No provision is made in the accompanying financial statements for federal or state income taxes since such liabilities are the responsibility of the stockholder.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2012, 2011, and 2010. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies:

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guaranteeing, in which case the nature of the guarantee would be disclosed.

Fair Value Measurement – Definition and Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued):

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2013.

NOTE 3 CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts with major New York financial institutions, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company has not experienced any losses with respect to these deposits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 RECEIVABLE FROM CLEARING BROKER

In May 2012 the Company entered into a clearance agreement (the "Agreement") with RBC Correspondent Services ("RBC") a division of RBC Capital Markets LLC. RBC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, RBC clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to indemnify RBC for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. The Company is required to maintain an escrow deposit with RBC for $250,000 in cash, which is included in the statement of financial condition. As of December 31, 2013, there were no significant unsecured amounts owed to RBC by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 5 PROMISSORY NOTES RECEIVABLE

In 2013, the Company purchased a series of 6% convertible promissory notes of Metavana, Inc., a Delaware Corporation (the "Issuer") with maturity dates of December 31, 2014, unless, and to the extent, they are converted into shares of series C preferred stock. The notes contain a mandatory conversion provision in the event the Issuer receives aggregate gross proceeds of at least Two Million Dollars ($2,000,000) in a financing. The Issuer unconditionally promised to repay the Company $854,798, based on the aforementioned terms. The amount is included on the statement of financial condition. The Issuer promises to pay interest on a monthly basis at a rate of six percent (6%) per annum, on the unpaid principal amount of the loan, until such principal amount is paid in full, on the maturity date, unless they are converted into shares of series C preferred stock.

NOTE 6 PROFIT SHARING 401(k) PLAN AND KEY EMPLOYEE STOCK PLAN

Profit Sharing 401(k) Plan:

The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees over the age of 21 are eligible, following three months of service, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company's contribution is discretionary. The Company did not make a matching contribution during the year ended December 31, 2013.

NOTE 7 COMMITMENTS AND CONTINGENT LIABILITIES

On December 11, 2013, the Company relocated to a facility within New York City and entered into a rental agreement for a period of six months at $6,535 per month.

The future minimum rental payments as of December 31, 2013 are as follows:

Year ending December 31,	Lease Commitment
2014	$ 32,675
	$ 32,675

For the year ended December 31, 2013, the total rent expense amounted to $126,485, which is included in occupancy and expense sharing on the statement of operations.The Company had no equipment rental commitments, no underwriting commitments and no contingent liabilities at December 31, 2013 or during the year then ended.

NOTE 7 COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company has been named as defendants in several legal actions arising out of the normal course of its operations that claim substantial damages, the final outcome of which cannot presently be determined. The Company's management, after consultation with outside legal counsel, believes that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position.

NOTE 8 SUBORDINATED BORROWINGS

The Company maintains interest free secured demand note collateral agreements with its Parent in the amounts of $100,000 and $150,000, scheduled to mature on June 1, 2014 and September 1, 2014 respectively.

These subordinated borrowings are covered by agreements approved by FINRA and are therefore available in computing net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements (Note 10), they may not be repaid.

NOTE 9 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and servicing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations to settle the transaction and the Company has to purchase or sell the financial instrument underlying the transaction at a loss. Pursuant to its clearing agreement with RBC, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2013 the receivable from clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers.

NOTE 10 TRANSACTIONS WITH RELATED PARTIES

Payable to affiliates includes due to Parent for interest income on subordinated loans in the amount of $6,340 and common overhead expenses in the amount of $17,646 for a total balance of $23,986, as of December 31, 2013.

For the year ended December 31, 2013, the Company shared office space with its Parent. In accordance with the expense sharing agreement (the "Agreement"), effective July, 1, 2010, the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of the Parent; however, the Parent has the discretion to make capital contributions to the Company in lieu of cash payments or to be reimbursed by the Company. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. The Agreement includes a provision for a monthly fee to the Parent. For the year ended December 31, 2013, capital contributions made in lieu of cash payments amounted to $106,815.

Advances to employees represent commissions earned by sales representatives for which advances are taken against. As of December 31, 2013, this amount was $983,605, net of allowance for uncollectibles of $223,370 which is included on the statement of financial condition.

As part of its standard private placement fee, the Company receives warrants entitling the Company to acquire stock of the entity for which the Company is raising capital. On the date of receipt, these warrants have little or no value as the exercise price corresponds to the underlying stock's offering price. These warrants typically are transferred to the Parent for no consideration. At December 31, 2013, the Company had warrants not yet distributed to the Parent that had no market value.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $1,005,857 which was $905,857 in excess of its required net capital of $100,000. The Company's net capital ratio was .16 to 1.

NOTE 12 GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2013 or during the year then ended.

NOTE 13 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which have been deemed material.